UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA, 70802

(225) 228-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

November 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,895,036
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,895,036
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,036
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,895,036
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,895,036
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,036
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,196,781
	6	SHARED VOTING POWER 2,895,036
	7	SOLE DISPOSITIVE POWER 5,196,781
	8	SHARED DISPOSITIVE POWER 2,895,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,091,817
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.41%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,200,528
	6	SHARED VOTING POWER 2,895,036
	7	SOLE DISPOSITIVE POWER 7,200,528
	8	SHARED DISPOSITIVE POWER 2,895,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,095,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.73%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,627,662
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,627,662
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,627,662
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.12%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,627,662
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,627,662
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,627,662
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.12%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,920,007
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 41,920,007
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,920,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.46%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NumBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,920,007
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 41,920,007
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,920,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.46%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS James M. Bernhard Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,920,007
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,920,007

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,920,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.46%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Jeffrey Scott Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,920,007
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,920,007

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,920,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.46%
12	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 3 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on March 26, 2020, as amended by that certain Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), filed on November 23, 2020 and that certain Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), filed on January 4, 2022, and as amended through this Amendment No. 3 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

On November 14, 2022, certain of the Reporting Persons purchased 30,000 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”). The Series B Preferred Stock becomes convertible into Common Stock on February 14, 2023, and the Reporting Persons will be deemed to acquire beneficial ownership of the Common Stock underlying the Series B Preferred Stock on the date that is 60 days prior to the date the Series B Preferred Stock is convertible, December 16, 2022 (the “Beneficial Ownership Date”). Following this purchase, on the Beneficial Ownership Date, the Reporting Persons will become the beneficial owners of 69.46% of the outstanding Common Stock when taking into account the Series B Preferred Stock on an as-converted basis, using a conversion price of $1.74.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented to include the following:

Pursuant to that certain Series B Preferred Stock Purchase Agreement, dated as of November 14, 2022 (the “Series B Purchase Agreement”), by and among the Issuer and Charah Preferred Stock Aggregator, LP (“Aggregator LP”), the Issuer issued to Aggregator LP 30,000 shares of Series B Preferred Stock on November 14, 2022 in a private placement at a purchase price of $30,000,000 minus an Original Issue Discount Amount (as defined in the Series B Purchase Agreement). The source of funds for the acquisition of the Series B Preferred Stock in the private placement was from funds held by Aggregator LP. The parties have made customary representations and warranties and have agreed to customary covenants in the Series B Purchase Agreement.

The foregoing summary of the Series B Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Series B Purchase Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and supplemented to include the following:

(a) As of the date hereof, the Reporting Persons beneficially own 41,920,007 shares of Common Stock, representing 69.46% of the outstanding shares.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 33,721,705 shares of Common Stock issued and outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 30, 2022, plus 26,627,662 shares of Common Stock beneficially owned by the Reporting Persons underlying the Series A Preferred Stock and Series B Preferred Stock.

(b) See items 1 through 10 of the cover pages to this Statement for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Since the filing of Amendment No. 2, the Reporting Persons have acquired a total of 360,000 shares of Common Stock, for an aggregate purchase price of $220,294.80, which amount excludes commissions and other execution-related costs. Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 of this Schedule 13D is hereby amended to include the following:

The response to Item 3 of the Schedule 13D is incorporated by reference herein.

Series B Certificate of Designations

Pursuant to the Certificate of Designations governing the Series B Preferred Stock (the “Series B Certificate of Designations”), each share of Series B Preferred Stock will be issued with an initial Liquidation Preference (as defined in the Series B Certificate of Designations) of $1,000, for a total initial value of $30,000,000 as of the date of issuance. The Series B Preferred Stock ranks senior to the Common Stock and Series A Preferred Stock with respect to rights on liquidation, winding up and dissolution.

The Series B Preferred Stock will be convertible at the option of the holders at any time after the three month anniversary of the issuance of the Series B Preferred Stock into the amount of shares of Common Stock per share of Series B Preferred Stock (such rate, the “Conversion Rate”) equal to the quotient of (i) $1,000.00 divided by (ii) a conversion price of $1.74 per share of Common Stock (the “Conversion Price”), subject to customary anti-dilution adjustments.

At any time following the three year anniversary of issuance of the Series B Preferred Stock, the Company may give 30 days’ notice to the holders of the Series B Preferred Stock that it intends to cause the conversion of the Series B Preferred Stock at the Conversion Rate, provided the closing sale price of the Common Stock equals or exceeds 120% of the Conversion Price for the 20 trading days ending on the date immediately prior to the date of delivery of the Company’s notice to convert and subject to certain other requirements. Upon delivery of such notice, each holder of the Series B Preferred Stock proposed to be converted will have the option, at its discretion, to have its Series B Preferred Stock converted at the then-applicable Conversion Rate or redeemed in cash at the then-applicable Redemption Price (as defined below).

At any time following the three-year anniversary of the issuance of the Series B Preferred Stock, the Company may redeem the Series B Preferred Stock, in whole or in part, for an amount in cash equal to the greater of (i) the closing sale price of the Common Stock on the date the Company delivers such notice multiplied by the number of shares of Common Stock issuable upon conversion of the outstanding Series B Preferred Stock and (ii) $1,000.00 per share of Series B Preferred Stock (the “Redemption Price”).

At any time following the 30-month anniversary of the issuance, the holders of the Series B Preferred Stock will have the option to require the Company to redeem any or all of the then-outstanding shares of Series B Preferred Stock for cash consideration equal to $1,000.00 per share of Series B Preferred Stock. If the Company is not able to effect this redemption as requested, a 12% payable-in-kind dividend would accrue on the applicable Liquidation Preference until paid.

For so long as any shares of Series B Preferred Stock are outstanding, the holders of Series B Preferred Stock will be entitled to either (i) appoint one director to our board of directors or (ii) one non-voting observer to our board of directors. Any director or board observer appointed by the holders of the Series B Preferred Stock will have representation on each committee of the board of the Company, subject to applicable legal and stock exchange requirements.

Additionally, the Company granted Bernhard Capital Partners Management, LP (“BCP”), an affiliate of the Reporting Persons, certain additional board designation rights which have the effect of increasing BCP’s existing designation rights contemplated by that certain Stockholders’ Agreement, dated June 18, 2018, by and among the Company, BCP, CEP Holdings, Inc., and the stockholders identified on the signature pages thereto. These additional designation rights allow BCP to designate directors based on the amount of our Common Stock owned by BCP and its affiliates, including shares of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis.

Until conversion, the holders of the Series B Preferred Stock will vote together with the Company’s Common Stock on an as-converted basis and also have rights to vote as a separate class on certain customary matters impacting the Series B Preferred Stock.

The foregoing description of the Series B Certificate of Designations is qualified in its entirety by reference to the full text of the Series B Certificate of Designations, which is attached as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement Amendment

In connection with entering into the Series B Purchase Agreement, on November 14, 2022, the Company amended its existing Registration Rights Agreement, as previously amended (the “Registration Rights Agreement Amendment”), with BCP Energy Services Fund, LP, BCP Energy Services Fund-A, LP, Charah Holdings LP and Charah Preferred Stock Aggregator, LP in order to grant Aggregator LP the registration rights applicable to the Reporting Persons party thereto with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock.

The foregoing description of the Registration Rights Agreement Amendment is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, which is attached as Exhibit 7 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed As Exhibits

1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on March 26, 2020).

2	Power of Attorney (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 8, 2019).

3

Series B Preferred Stock Purchase Agreement, dated as of November 14, 2022, by and among Charah Solutions, Inc. and the purchasers party thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2022).

4

Series B Preferred Stock Certificate of Designations, dated as of November 14, 2022 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2022).

5	Registration Rights Agreement, dated as of June 18, 2018 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 22, 2018).

6	Amendment No. 1 to Registration Rights Agreement, dated as of March 16, 2020 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 18, 2020).

7	Amendment No. 2 to Registration Rights Agreement, dated as of November 14, 2022 (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2022

BCP ENERGY SERVICES UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR, LP
By: Charah Preferred Stock Aggregator GP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR GP, LLC By: BCP Energy Services Fund GP, LP, its general partner By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

SCHEDULE I

This schedule sets forth information with respect to each acquisition of Common Stock that was effectuated by the Reporting Persons through Charah Holdings LP, BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP.

Charah Holdings LP

Date	Number of Shares	Price Per Share	Principal(1)
11/17/2022	68,153	$0.61193	$41,704.87

BCP Energy Services Fund, LP

Date	Number of Shares	Price Per Share	Principal(1)
11/17/2022	122,338	$0.61193	$74,862.29

BCP Energy Services Fund-A, LP

Date	Number of Shares	Price Per Share	Principal(1)
11/17/2022	169,509	$0.61193	$103,727.64

(1)	Principal excludes commissions and other execution-related costs.